                                                                    EXHIBIT 99.1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Heritage Holdings, Inc.:


We have audited the accompanying consolidated balance sheet of Heritage Holdings, Inc. and subsidiaries (the Company) as of August 31, 1998. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Heritage Holdings, Inc. and subsidiaries as of August 31, 1998, in conformity with generally accepted accounting principles.






Tulsa, Oklahoma
   September 8, 1999

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)


                                                                            August 31,     May 31,
                                                                              1998          1999
                                                                           ----------    -----------
                                          ASSETS                                         (unaudited)
CURRENT ASSETS:
  Cash                                                                      $   3,555    $   2,936
  Marketable securities                                                         4,933        3,817
  Accounts receivable, net                                                     10,444       12,378
  Inventories                                                                  12,545        9,083
  Prepaid expenses                                                              1,359        1,495
  Assets held in trust                                                          1,530        1,330
                                                                            ---------    ---------
         Total current assets                                                  34,366       31,039

ASSETS HELD IN TRUST                                                            3,717        2,391
PROPERTY, PLANT AND EQUIPMENT, net                                            139,534      152,575
INVESTMENT IN AFFILIATES                                                        4,739        5,603
INTANGIBLES AND OTHER ASSETS, net                                              69,783       73,643
                                                                            ---------    ---------
         Total assets                                                       $ 252,139    $ 265,251
                                                                            =========    =========

                          LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Working capital facility                                                  $  10,600    $   6,600
  Accounts payable                                                             12,769       12,762
  Accrued and other current liabilities                                        11,223       11,367
  Current maturities of long-term debt                                          2,399        2,332
                                                                            ---------    ---------
         Total current liabilities                                             36,991       33,061

LONG-TERM DEBT, less current maturities                                       180,312      196,262
MINORITY INTEREST                                                              77,566       79,801
DEFERRED TAXES                                                                 72,604       72,604
                                                                            ---------    ---------
                                                                              367,473      381,728
                                                                            ---------    ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
  Common stock, $.01 par value, 600,000 shares authorized,
    534,788 shares issued and outstanding                                           5            5
  Additional paid-in capital                                                   11,817       11,912
  Accumulated deficit                                                        (123,493)    (122,238)
  Other comprehensive income (loss)                                              (861)         986
  Notes receivable from sale of common stock                                   (2,802)      (7,142)
                                                                            ---------    ---------
         Total stockholders' deficit                                         (115,334)    (116,477)
                                                                            ---------    ---------
         Total liabilities and stockholders' deficit                        $ 252,139    $ 265,251
                                                                            =========    =========



   The accompanying notes are an integral part of these consolidated balance sheets.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES


                      NOTES TO CONSOLIDATED BALANCE SHEETS
          (in thousands, except share/unit and per share/unit amounts)
                 (unaudited as to information for May 31, 1999)



1.  OPERATIONS AND ORGANIZATION:

The accompanying consolidated balance sheets include the accounts of Heritage Holdings, Inc., its subsidiaries, including Heritage Propane Partners, L.P.
and Heritage Operating, L.P., and a majority owned partnership. The Company accounts for its 50 percent partnership interest in another propane retailer under the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

Heritage Propane Partners, L.P., a Delaware limited partnership (the Partnership), was formed April 24, 1996, to acquire, own and operate the propane business and substantially all of the assets of Heritage Holdings, Inc., a Delaware corporation (the Company or General Partner). In order to simplify the Partnership's obligation under the laws of several jurisdictions in which the Partnership conducts business, the Partnership's activities are conducted through a subsidiary operating partnership, Heritage Operating, L.P. (the Operating Partnership). The Partnership holds a 98.9899 percent limited partner interest and the General Partner holds a 1.0101 percent general partner interest in the Operating Partnership.

On June 28, 1996, the Partnership completed its initial public offering (the
IPO) of 4,025,000 Common Units, representing limited partner interests in the Partnership, to the public at a price of $20.25 a unit. Concurrent with the closing of the IPO, the Company issued $120,000 principal amount of Senior Secured Notes (the Notes) to certain institutional investors in a private placement. The Company conveyed substantially all of its assets (other than approximately $76,831 in proceeds from the issuance of the Notes) to the Operating Partnership in exchange for a general partner interest and all of the limited partner interests in the Operating Partnership and the assumption by the Operating Partnership of substantially all of the liabilities of the Company. The assets of the Company were transferred to the Operating Partnership at historical cost with no step-up in basis recorded by the Operating Partnership. The Company conveyed all of its limited partner interest in the Operating Partnership to the Partnership in exchange for 3,702,943 Subordinated Units and a general partner interest in the Partnership. On July 26, 1996, the underwriters exercised their option to purchase an additional 260,000 Common Units and the Partnership received proceeds of approximately $4,898. As a result, the Company received ownership of a 45.4 percent limited partner interest and an aggregate two percent general partner interest in the Partnership and the Operating Partnership.

As a result of the above transactions, the Company has an unrealized gain of approximately $57,414 representing the difference between the net liabilities of $38,905 transferred to the Operating Partnership and its underlying equity in the Partnership at the IPO date of $18,509. The limited partner units received by the Company are subordinated to the Common Units sold to the public as the Common Units have preferential distribution rights during the Subordination Period. After the Subordination Period (see Note 6), the Company will recognize a gain in income of $57,414. The unrealized gain is recorded as minority interest in the consolidated balance sheets.

In contemplation of the offering, the Company entered into a letter agreement with its nonmanagement/director shareholders. Pursuant to the terms of the agreement, the Company, together with certain members of management and directors, repurchased equity interests of the nonmanagement/director shareholders. The members of management issued notes aggregating $5,000 in connection with the repurchase. Additionally, the Company used approximately $61,156 of the proceeds of the Notes to finance the repurchase of equity interests in the Company.


The Partnership contributed the net proceeds of approximately $79,763 from the IPO to the Operating Partnership. The Operating Partnership applied the net proceeds, together with approximately $40,898 in cash contributed by the Company to finance the repayment of all of the Company's indebtedness to the Prudential Insurance Company of America.


The Operating Partnership sells propane and propane-related products to approximately 240,000 retail customers in 26 states throughout the United States. The Partnership is also a wholesale propane supplier in the southwestern United States and in Canada, the latter through participation in a Canadian partnership. The Partnership grants credit to its customers for the purchase of propane and propane-related products.

2.  SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

MARKETABLE SECURITIES

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities that have been classified as available-for-sale are carried at fair value, with unrealized gains and losses reported as other comprehensive income. Securities available for sale consist of equity securities with historical costs of $5,794 and $2,831, gross unrealized gains of $221 and $1,038, gross unrealized losses of $1,082 and $52 and a market value of $4,933 and $3,817 at August 31, 1998 and May 31, 1999, respectively.

INVENTORIES

Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using the average cost method while the cost of appliances, parts and fittings is determined by the first-in, first-out method. Inventories consist of the following:

                                                      August 31,     May 31,
                                                        1998          1999
                                                     ----------    -----------
     Fuel                                              $  7,939       $  3,984
     Appliances, parts and fittings                       4,606          5,099
                                                       --------       --------
                                                       $ 12,545       $  9,083
                                                       ========       ========

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. Components and useful lives of property, plant and equipment are as follows:


                                                             August 31,         May 31,
                                                                1998             1999
                                                            -----------      -----------
     Land and improvements                                  $     7,809      $     8,205
     Buildings and improvements (10 to 30 years)                 13,387           16,223
     Bulk storage, equipment and facilities (3 to 30 years)      18,418           18,783
     Tanks and other equipment (5 to 30 years)                  101,419          112,980
     Vehicles (5 to 7 years)                                     27,739           31,770
     Furniture and fixtures (5 to 10 years)                       4,478            4,717
     Other                                                        1,619            1,375
                                                            -----------      -----------
                                                                174,869          194,053
     Less- accumulated depreciation                             (35,335)         (41,478)
                                                            -----------      -----------
                                                            $   139,534      $   152,575
                                                            ===========      ===========


INTANGIBLES AND OTHER ASSETS

Intangibles and other assets are stated at cost net of amortization computed on the straight-line and effective interest methods. Components and useful lives of intangibles and other assets are as follows:

                                                             August 31,        May 31,
                                                                1998             1999
                                                            -----------      -----------
     Goodwill (30 years)                                    $   45,514       $   48,158
     Noncompete agreements (10 to 15 years)                     25,181           33,091
     Customer lists (15 years)                                  12,110           15,537
     Other                                                       6,905            6,132
                                                            ----------       ----------
                                                                89,710          102,918
     Less- accumulated amortization                            (19,927)         (29,275)
                                                            ----------       ----------
                                                            $   69,783       $   73,643
                                                            ==========       ==========

The Company's policy is to review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of intangible assets is not recoverable, the Company's policy is to reduce the carrying amount of such assets to fair value. The Company's policy is to eliminate from its balance sheet any fully amortized intangibles and the related accumulated amortization.

ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consist of the following:

                                               August 31,        May 31,
                                                  1998             1999
                                              -----------      -----------
     Interest payable                         $   3,880        $   5,218
     Wages and benefits                           3,232            2,730
     Deferred tank rent                           1,204            1,280
     Taxes other than income                        542              569
     Customer deposits                            1,492              831
     Other                                          873              739
                                              ---------        ---------
                                              $  11,223        $  11,367
                                              =========        =========

INCOME TAXES


Effective September 1, 1996, the Company elected to be treated as an S Corporation for tax reporting purposes. This election results in the Company no longer operating as a taxable entity for federal and state tax reporting purposes. As an S Corporation, the taxable income of the Company is included in the taxable income of its shareholders. Deferred taxes are recorded for the estimated liability for income tax on built-in gains related to the difference between the estimated fair value and book value of the investment in the Partnership. These deferred taxes will not be paid unless the Company disposes of its partnership units held on September 1, 1996, before September 1, 2006. At that time, the deferred income taxes would be eliminated from the balance sheet and be recorded as retained earnings.


OTHER COMPREHENSIVE INCOME

The Company applies Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, in the financial statements for the period in which they are recognized. The Company includes unrealized gains and losses on available-for-sale securities in other comprehensive income.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

FAIR VALUE

The carrying amount of accounts receivable and accounts payable approximates their fair value. Based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and average maturities, the aggregate fair value at August 31, 1998, of the Company's long-term debt approximates the aggregate carrying amount.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The adoption of this statement did not have any material effect on the Company's financial statements.

3.  ASSETS HELD IN TRUST:

In connection with the IPO, the Company retained $9,613 from the proceeds of the Notes. These proceeds were placed in various trusts to be paid to the noteholders of noncompete agreements entered into by the Company prior to the IPO. The proceeds are disbursed monthly from the trust in accordance with the noncompete agreements. The Company retains all earnings from the trust assets.

4.  WORKING CAPITAL FACILITIES AND LONG-TERM DEBT:

Long-term debt consists of the following:

                                                                                         August 31,        May 31,
                                                                                            1998             1999
                                                                                        -----------      -----------
     8.55% Senior Secured Notes                                                         $   120,000      $   120,000

     Medium Term Note Program:
       7.17% Series A Senior Secured Notes                                                   12,000           12,000
       7.26% Series B Senior Secured Notes                                                   20,000           20,000
       6.50% Series C Senior Secured Notes                                                    5,000            5,000
       6.59% Series D Senior Secured Notes                                                    5,000            5,000
       6.67% Series E Senior Secured Notes                                                    5,000            5,000

     Senior Revolving Acquisition Facility                                                      600           16,200

     Notes Payable on noncompete agreements with interest imputed at rates averaging 8%, due in installments through 2008, collateralized by a first security lien on certain assets of the Partnership
                                                                                             13,165           13,926

     Other                                                                                    1,946            1,468
                                                                                        -----------      -----------
                                                                                            182,711          198,594
     Current maturities of long-term debt                                                    (2,399)          (2,332)
                                                                                        -----------      -----------
                                                                                        $   180,312      $   196,262
                                                                                        ===========      ===========

Maturities of the Senior Secured Notes and the Medium Term Note Program are as follows:

8.55% Senior Notes:        mature at the rate of $12,000 on June 30 in each of
                           the years 2002 to and including 2011.

Series A Notes:            mature at the rate of $2,400 on November 19 in each
                           of the years 2005 to and including 2009.

Series B Notes:            mature at the rate of $2,000 on November 19 in each
                           of the years 2003 to and including 2012.

Series C Notes:            mature at the rate of $714 on March 13 in each of the
                           years 2000 to and including 2003, $357 on March 13,
                           2004, $1,073 on March 13, 2005, and $357 in each of
                           the years 2006 and 2007.

Series D Notes:            mature at the rate of $556 on March 13 in each of
                           the years 2002 to and including 2010.

Series E Notes:            mature at the rate of $714 on March 13 in each of
                           the years 2007 to and including 2013.

The Notes and the Medium Term Note Program contain restrictive covenants, including limitations on substantial disposition of assets, changes in ownership of the Partnership, additional indebtedness and require the maintenance of certain financial ratios. At August 31, 1998 and May 31, 1999, the Partnership was in compliance with all covenants. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the common stock of the Partnership's subsidiaries secure the Notes and the noteholders have recourse against the Company.

The Partnership maintains a credit agreement with various financial institutions with a Senior Revolving Working Capital Facility and Acquisition Facility. On July 2, 1999, this agreement was amended to extend the maturity dates by two years. The amended credit agreement consists of the following:

         A $20,000 Senior Revolving Working Capital Facility, expiring June 30, 2002, with $10,600 and $6,600 outstanding at August 31, 1998 and May 31, 1999, respectively. The interest rate and interest payment dates vary depending on the terms the Partnership agrees to when the money is borrowed. The weighted average interest rate was 6.93 percent and
         7.59 percent at August 31, 1998 and May 31, 1999, respectively. The Partnership must be free of all working capital borrowings for 30 consecutive days each fiscal year. A commitment fee of .375 percent is paid on the unused portion of the facility.

         A $30,000 Senior Revolving Acquisition Facility is available through December 31, 2001, at which time the outstanding amount must be paid in ten equal quarterly installments, beginning March 31, 2002. The interest rate and interest payment dates vary depending on the terms the Partnership agrees to when the money is borrowed. The average interest rate was 7.03 percent and 7.38 percent at August 31, 1998 and May 31, 1999, respectively. A commitment fee of .375 percent is paid on the unused portion of the facility.

Future maturities at August 31, 1998, of long-term debt for each of the next five fiscal years and thereafter are $2,399 in 1999; $3,483 in 2000; $2,218 in 2001; $14,542 in 2002; $14,545 in 2003 and $145,524 thereafter.

5.  COMMITMENTS AND CONTINGENCIES:

Certain property and equipment is leased under noncancelable leases which require fixed monthly rental payments, and expire at various dates through 2008. At August 31, 1998, fiscal year future minimum lease commitments for such leases are $1,598 in 1999; $851 in 2000; $667 in 2001; $565 in 2002; $454 in
2003 and $879 thereafter.

The Company is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of the Company.

6.  PARTNERSHIP UNITS:

The Partnership's capital consists of 4,876,725 Common Units representing a
55.7 percent limited partner interest, 3,702,943 Subordinated Units owned by the General Partner representing a 42.3 percent limited partner interest and a two percent general partner interest.

The Partnership is expected to make quarterly cash distributions of all of its Available Cash, generally defined as consolidated cash receipts less consolidated operating expenses, debt service payments, maintenance capital expenditures and net changes in reserves established by the General Partner for future requirements. These reserves are retained to provide for the proper conduct of the Partnership business, or to provide funds for distributions with respect to any one or more of the next four fiscal quarters.

Distributions by the Partnership in an amount equal to 100 percent of its Available Cash will generally be made 98 percent to the Common and Subordinated Unitholders and two percent to the General Partner, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution ($.50 per Unit), plus any arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. Common Units will not accrue arrearages for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

In general, the Subordination Period will continue indefinitely until the first day of any quarter beginning after May 31, 2001, in which distributions of Available Cash equal or exceed the Minimum Quarterly Distribution (MQD) on the Common Units and the Subordinated Units for each of the three consecutive four-quarter periods immediately preceding such date. Prior to the end of the Subordination Period, 925,736 Subordinated Units will convert to Common Units after May 31, 1999 and another 925,736 Subordinated Units will convert to Common Units after May 31, 2000, if distributions of Available Cash on the Common Units and Subordinated Units equal or exceed the MQD for each of the three consecutive four-quarter periods preceding such date. Upon expiration of the Subordination Period, all remaining Subordinated Units will convert to Common Units.

The Partnership is expected to make distributions of its Available Cash within 45 days after the end of each fiscal quarter ending November, February, May and August to holders of record on the applicable record date. A prorata MQD of $.353 per Common and Subordinated Unit was made on October 15, 1996 for the two month period between the IPO and the fourth quarter ended August 31, 1996. The MQD was made to the Common and Subordinated Unitholders for the quarters ended November 30, 1996 through May 31, 1999. For the quarter ended November 30, 1998, the Partnership increased its quarterly distribution to $.5125. For the quarters ended February 28, 1999 and May 31, 1999, the Partnership increased its quarterly distribution to $.5625. On July 7, 1999, 925,736 Subordinated Units held by the Company converted to Common Units.


7.  REGISTRATION STATEMENTS:

Effective November 19, 1997, the Partnership registered 2,000,000 additional Common Units that may be issued from time to time by the Partnership by means of a prospectus delivered in connection with its negotiations for acquisition of other businesses, properties or securities in business combination transactions. On August 6, 1998, 60,606 Common Units were issued from this registration statement in connection with the acquisition of certain assets of another propane company. On August 27, 1999, the Partnership filed a shelf registration statement to sell as much as $150,000 of debt securities and Common Units.

8.  NOTES RECEIVABLE:

At August 31, 1998, notes receivable consists of notes issued by various members of management to exercise stock options. In connection with the IPO, members of management issued $5,000 of notes to third parties to repurchase the equity interest of nonmanagement/director shareholders of the Company. In December 1998, the third-party notes were refinanced through the Company and include the noteholders' shares of common stock of the Company as collateral. The notes bear interest at 7-8%, payable each December 30, and mature in June 2011. Sinking fund payments equal to 33 1/3% of the original principal amount of the notes are due June 28, 2003, 2004 and 2005. Prior to maturity, interest and sinking fund payments shall be payable only out of distributions from the Company.

9.  SUPPLEMENTAL INFORMATION:

The following balance sheet of the Company includes its investment in the Partnership on an equity basis. Such presentation is included to provide additional information with respect to the Company's financial position on a stand alone basis:


                                                                            August 31,     May 31,
                                                                              1998          1999
                                                                           ----------    -----------
                                          ASSETS
CURRENT ASSETS:
   Cash                                                                     $   1,718    $     254
   Marketable securities                                                        4,933        3,817
   Receivable from Partnership                                                  1,192        1,234
   Assets held in trust                                                         1,530        1,330
                                                                            ---------    ---------
         Total current assets                                                   9,373        6,635
ASSETS HELD IN TRUST                                                            3,717        2,391
OTHER ASSETS                                                                      277          341
                                                                            ---------    ---------
         Total assets                                                       $  13,367    $   9,367
                                                                            =========    =========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities                                 $   1,620    $   1,645
   Current maturities of long-term debt                                         1,196        1,112
                                                                            ---------    ---------
         Total current liabilities                                              2,816        2,757

LONG-TERM DEBT, less current portion                                            2,881        1,793

NEGATIVE INVESTMENT IN PARTNERSHIP                                             50,400       48,690

DEFERRED TAXES                                                                 72,604       72,604
                                                                            ---------    ---------
         Total liabilities                                                    128,701      125,844
                                                                            ---------    ---------

STOCKHOLDERS' DEFICIT:
   Common stock $.01 par value, 600,000 authorized,
     534,788 issued and outstanding                                                 5            5
   Additional paid-in capital                                                  11,817       11,912
   Accumulated deficit                                                       (123,493)    (122,238)
   Other comprehensive income (loss)                                             (861)         986
   Notes receivable from sale of common stock                                  (2,802)      (7,142)
                                                                            ---------    ---------
         Total stockholders' deficit                                         (115,334)    (116,477)
                                                                            ---------    ---------
         Total liabilities and stockholders' deficit                        $  13,367    $   9,367
                                                                            =========    =========